NO ACT

3-15-2010



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE




10010771

March 17, 2010

Stephen Abrecht
Director of Capital Stewardship
SEIU Master Trust
11 Dupont Circle, N.W., Ste. 900
Washington, DC 20036-1202

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-17-10

Re: CVS Caremark Corporation
Incoming letter dated March 15, 2010

Dear Mr. Abrecht:

This is in response to your letter dated March 15, 2010 concerning the shareholder proposal submitted to CVS by the SEIU Master Trust. On March 9, 2010, we issued our response expressing our informal view that CVS could exclude the proposal from the proxy materials for its upcoming annual meeting under Exchange Act Rule 14a-8(i)(2).

After reviewing the information contained in your letter, we find no basis to reconsider our position. Even if we were to permit the SEIU Master Trust to revise the proposal to address the conflict with CVS's Certificate of Incorporation, we also concur with CVS that the proposal, which would require the Board of Directors to designate a Chairman who meets the independence requirements of the New York Stock Exchange, would conflict with Article II, Section 14 of CVS's By-Laws, which provides that the Chairman of the Board "may be an executive officer" of CVS.

You have offered to revise the proposal to avoid the conflict with CVS's Certificate of Incorporation by deleting the last sentence of the second paragraph of the resolution and the reference to an amendment to Article VIII of CVS's By-Laws. You have also offered to revise the proposal to cure the conflict with CVS's By-Laws by adding language to the proposal to "make it clear that shareholders are also voting to delete the parenthetical in Article II, Section 14" of the By-Laws. In our view, these revisions would alter the substance of the proposal and are not, therefore, minor in nature.

Under Part 202.1(d) of Title 17 of the Code of Federal Regulations, the Division may present a request for Commission review of a Division no-action response relating to Rule 14a-8 under the Exchange Act if it concludes that the request involves "matters of substantial importance and where the issues are novel or highly complex."

We have applied this standard to your request and determined not to present your request to the Commission.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

cc: Louis L. Goldberg
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017


SEIU
Stronger Together

March 15, 2010

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Request for no-action relief from CVS/Caremark Corp.

Dear Counsel:

The SEIU Master Trust (the "Trust") hereby requests that the Division reconsider the no-action determination set forth in its letter dated March 9, 2010 that the Trust's shareholder proposal to CVS Caremark Corporation ("CVS" or the "Company"). In addition, because the Division's decision concerns "novel" issues of "substantial importance" to shareholders and registrants alike, the Trust respectfully request that the Commission review the Division's determination pursuant to 17 C.F.R. § 202.1(d).

The Trust's proposal is a by-law affecting the separation of the positions of chairman of the board and chief executive officer. It reads:

RESOLVED, that pursuant to Section 109 of the Delaware General Corporation Law, the stockholders of CVS Caremark Corporation ("CVS Caremark") hereby amend the by-laws by deleting the first sentence in Article IV Section 2 and inserting in lieu thereof the following:

"The Board of Directors shall designate a Chairman of the Board (or one or more CoChairmen of the Board) who shall be a director who is independent from the Corporation. For purposes of this by-law, "independent" has the meaning set forth in the New York Stock Exchange ("NYSE") listing standards, unless the Corporation's common stock ceases to be listed on the NYSE and is listed on another exchange, in which case the latter exchange's definition of independence shall apply. If the Board of Directors determines that a Chairman who was independent at the time he or she was selected is no longer independent, the Board of Directors shall select a new Chairman who satisfies the requirements of this by-law within 60 days of such determination. Compliance with this by-law shall be excused if no director who qualifies as independent is elected by the stockholders or if no director who is independent is willing to serve as Chairman of the Board. This by-law shall apply prospectively and in a manner that does not violate any contractual obligations of the Corporation in effect when this by-law is adopted. Notwithstanding any other provision in these by-laws, this Section may only be altered, amended or repealed by the stockholders entitled to vote thereon at any annual or special meeting."

and by inserting in Article VIII after "Subject to" the following: "Article IV, Section 2, and"

SERVICE EMPLOYEES
INTERNATIONAL UNION, CLC

SEIU MASTER TRUST
11 Dupont Circle, N.W., Ste. 900
Washington, DC 20036-1202
202.730.7500
800.458.1010
www.SEIU.org



CVS raised several grounds for exclusion, only one of which was cited by the Division. Specifically, CVS challenged the last sentence of the second paragraph of the resolution ("Notwithstanding any other provision in these by-laws, . . ."), which states that the proposed by-law may only be altered, amended or repealed by the stockholders, stating that that provision would violate the Tenth Article of the company's charter, which gives the board of directors as well as shareholders the power to amend the by-laws. CVS Letter at 3, *citing Centaur Partners IV v. National Intergroup, Inc.*, 582 A.2d 923, 929 (Del. 1990). A letter from Delaware counsel was submitted in support of that position.

In response the Trust submitted a letter dated February 2, 2010. In that letter the Trust responded to this point by stating a willingness to delete the last sentence of the second paragraph, as well as the reference to an amendment to Article VIII of the charter, which addresses the power of shareholders to amend the bylaws. The Trust noted that the Division has in the past permitted amendment of proposals to answer claims raised under Rule 14a-8(i)(2), and its letter cited STAFF LEGAL BULLETIN 14, § E.1. This provision permits changes that are "minor in nature" and would not "alter the substance of the proposal." *See also* STAFF LEGAL BULLETIN 14B, § B.2 (permitting such changes when language is challenged as misleading).

By letter dated February 16, 2010 CVS disagreed, via its Delaware counsel, that correcting this defect was "minor in nature," but counsel did not opine that the proposed change was unlawful under state law.

In its decision the Division concluded that there "appears to be some basis for your view that CVS may exclude the proposal under Rule 14a-8(i)(2)," citing the opinion of Delaware counsel that "implementation of the proposal would cause CVS to violate state law" because of the charter conflict. No mention was made of the Trust's statement that it would omit the challenged sentence and citation to obviate that concern.

Reconsideration is warranted because the decision is inconsistent with guidance provided in this area. In section E.1 of STAFF LEGAL BULLETIN 14, the Division stated that it will allow the amendment of "proposals that generally comply with the substantive requirements of the rule, but contain some relatively minor defects that are easily corrected." Example cited include amendments to turn a binding proposal into a precatory proposal, as well as amendments making proposals that affect existing contracts apply prospectively only. *Id.*, § E.5. *See also* STAFF LEGAL BULLETIN 14D, § B (permitting conversion of mandatory charter change to precatory proposal when shareholders lack power themselves to amend the charter).

The Trust's proposal fits comfortably within that provision. The "substance of the proposal" is a requirement that the Company, to the extent feasible, divide the roles of chairman of the board and chief executive officer. That "substance" is not being challenged. CVS's challenge addresses an obviously subsidiary issue, namely, how that policy can be changed *after* implementation. Removing the language in question does not require a rewrite, only a simple excision of the cited language, and the defect is thus "easily corrected."

The Division's decision does not address this point or attempt to explain why the proposed change is not acceptable under existing guidance. This is fatal to the decision, which rests exclusively on the opinion of CVS's Delaware counsel that the unamended version poses state issues, not the amended version.

Reconsideration by the Division is thus warranted, and the importance of the issue – the ability of shareholders to make such a minor correction under Rule 14a-8(i)(2) – is of sufficient importance to warranted review by the Commission. There are situations in which the Division has permitted the amendment of a proposal in conformity with the specific examples cited in staff legal bulletins, *e.g.*, *Stanley Works* (Feb. 2, 2009). In situations where other types of objections have been raised, however, it does not appear that the proponent was willing to make the sort of minor change required to address an identified defect. *E.g., Xerox Corp.* (Feb. 23, 2004); *Noble Corp.* (Jan. 19, 2007).

But that is not the situation here. Confronted with a specific objection to a specific sentence dealing with changes to a proposed bylaw following adoption of that bylaw, the proponent agreed to remove the challenged language, leaving the substance of the proposal intact. The ability of shareholders to make such minor changes should be affirmed. At a minimum, reconsideration (and Commission review) is warranted to provide guidance to shareholders and companies alike as to the scope of a shareholder's ability to make such changes. Are the examples cited in the staff legal bulletins exclusive? If not, why is no amendment permitted here?

Thank you in advance for your consideration of these points. Please do not hesitate to contact me if there is further information that can be provided.

We would be grateful as well if you could send a copy of the Division's decision by facsimile or e-mail to the address shown at the top of this letter.

Very truly yours,



Stephen Abrecht
Director of Capital Stewardship

SA:AV:bh

cc: Louis L. Goldberg, Esq.